UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM 11-K

[ x ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ending December 31, 2009

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to ______

Commission file number 333-27429

THE AERC 401(K) SAVINGS PLAN AND TRUST
(Exact name of Plan)

001
Plan Number

ASSOCIATED ESTATES REALTY CORPORATION
(Exact name of registrant as specified in its charter)

Ohio	34-1747603
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1 AEC Parkway, Richmond Hts., Ohio	44143-1467
(Address of principal executive offices)	(Zip Code)

(216) 261-5000
(Registrant's telephone number, including area code)

(Former name, former address and former fiscal year,
if changed since last report)

The AERC 401(K) Savings Plan and Trust

December 31, 2009

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Plan Benefits	4

Statement of Changes in Net Assets Available for Plan Benefits	5

Notes to the Financial Statements	6-12

Supplemental Information:	13

Schedule of Assets Held (At End of Year)	14

Signatures	15

2

Report of Reznick Group, P.C., Independent
Registered Public Accounting Firm

To Participants and Administrator of the AERC 401 (K) Savings
Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the AERC 401(K) Savings Plan and Trust (the "Plan") as of December 31, 2009 and 2008 and the related statement of changes in net assets available for benefits for the year ended December 31, 2009 and the supplemental schedule as of December 31, 2009, as listed in the accompanying contents.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the AERC 401(K) Savings Plan and Trust as of December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held (at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Reznick Group, P.C.
Bethesda, Maryland

June 28, 2010

3

The AERC 401(K) Savings Plan and Trust

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31, 2009 and December 31, 2008

	2009	2008
ASSETS

Investments, participant directed (See Note D)	$6,829,317	$5,789,146

Total assets	6,829,317	5,789,146

LIABILITIES

Excess contributions refundable	33,720	18,974

Net assets available for benefits at fair value	6,795,597	5,770,172

Adjustment from fair value to contract value for
fully benefit-responsive investment contract	-	-

Net assets available for benefits	$6,795,597	$5,770,172

The accompanying notes are an integral part of this statement.

4

The AERC 401(K) Savings Plan and Trust

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year ended December 31, 2009

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments (Note D)		$1,021,492
Interest and dividends		79,821
Contributions
Employer	76,938
Participants	647,424	724,362

Total net additions		1,825,675

Deductions from net assets attributed to:
Benefits paid to participants		796,259
Expenses paid		3,991
Total deductions		800,250

Net increase		1,025,425

Net assets available for plan benefits

Beginning of year		5,770,172

End of year		$6,795,597

The accompanying notes are an integral part of this statement.

5

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the AERC 401(K) Savings Plan and Trust have been prepared in conformity with accounting principles generally accepted in the United States of America as applied to profit-sharing trusts and in accordance with the terms of the Trust Agreement.  A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1.         Basis of Accounting

The financial statements of the AERC 401(K) Savings Plan and Trust are prepared under the accrual method of accounting.

2.         Income Recognition

Investment income is recorded as earned and reinvested in the Plan.

3.         Federal Income Taxes

The Plan has received a favorable determination letter dated February 15, 1996, from the Internal Revenue Service ("IRS") which classified the Plan as a qualified employee benefit plan, exempt from income taxes, under the Employee Retirement Income Security Act of 1994 ("ERISA").

4.         Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

5.         Payment of Benefits

Benefits are recorded when paid.

6.         Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risk.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ balances and the amounts reported in the statement of net assets available for benefits.

7.         Subsequent Events

            We have evaluated all subsequent events through June 28, 2010, which is the date the financial statements were issued.

6

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2009

NOTE B.  DESCRIPTION OF PLAN

The following description of the AERC 401(K) Savings Plan and Trust provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a plan of a controlled group of corporations which became effective April 1, 1990.  The Plan has been amended several times and restated for the purpose of modifying the benefits provided and complying with changes in applicable law.

Employees are eligible to participate in the Plan with elective deferrals after six months of service provided that they have reached the age of 21.  Twelve months of service is required for a participant to receive an employer matching contribution of 25% of the participant's contribution up to a maximum participant contribution of 6% of his or her gross wages.  Participants may elect to contribute up to 50% of their gross wages and currently have the option of investing their accounts between eighteen different investment options.  The investment options include Associated Estates Realty Corporation ("AERC") common stock, an unallocated insurance contract and sixteen different pooled separate accounts.  Participants are immediately vested in the portion of their investment account which includes participant contributions plus actual earnings thereon.  Vesting in the employer matching contribution portion of their accounts is based on years of service.  A participant is 100% vested after three years of credited service.

At December 31, 2009 and 2008, forfeited non-vested accounts totaled $32,098 and $37,100, respectively.  These accounts will be used to reduce future employer contributions.  Also, in 2009 and 2008, employer contributions were reduced by $31,704 and $14,135, respectively, from forfeited nonvested accounts.

On termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account, installment payments, a distribution in kind, or any reasonable combination of the foregoing.

NOTE C.  FAIR VALUE MEASUREMENTS

Accounting principles generally accepted in the United States (“GAAP”) establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under GAAP are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

	•	Quoted prices for similar assets or liabilities in active markets;
	•	Quoted prices for identical or similar assets or liabilities in inactive markets;
	•	Inputs other than quoted prices that are observable for the asset or liability; and
	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

7

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2009

NOTE C.  FAIR VALUE MEASUREMENTS (Continued)

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2009 and 2008.

Common stocks:  Valued at the closing price reported on the active market on which the individual securities are traded.

Pooled Separate Accounts.  The fair value of the participation units owned by the Plan is based on the net assets of the underlying pool of securities on the last business day of the Plan year as determined by Prudential Retirement and Annuity Company ("Prudential").

Participant loans:  Valued at amortized cost, which approximates fair value.

Guaranteed investment contract:  Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (See Note E).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

8

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2009

NOTE C.  FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth by level within the fair value hierarchy, the Plan's assets at fair value as of December 2009:

	Assets at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total

Pooled separate accounts:
Dryden S&P 500 Index Fund	$1,369,109	$-	$-	$1,369,109
Wellington Management	975,836	-	-	975,836
Lifetime Balanced Fund	943,545	-	-	943,545
Small Cap Growth	148,790	-	-	148,790
Mid Cap Value	106,240	-	-	106,240
SA/Trowe PR Growth	84,052	-	-	84,052
Lifetime Growth	63,266	-	-	63,266
Other	128,125	97,422	-	225,547
Core Bond Fund	-	403,431	-	403,431
International Growth	-	242,217	-	242,217
Common stocks	556,967	-	-	556,967
Guaranteed income fund	-	-	1,585,169	1,585,169
Participant loans	-	-	125,148	125,148
Total assets at fair value	$4,375,930	$743,070	$1,710,317	$6,829,317

The following table sets forth by level within the fair value hierarchy, the Plan's assets at fair value as of December 2008:

	Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total

Pooled separate accounts	$3,150,742	$423,650	$-	$3,574,392
Common stocks	383,703	-	-	383,703
Guaranteed income fund	-	-	1,630,488	1,630,488
Participant loans	-	-	200,563	200,563
Total assets at fair value	$3,534,445	$423,650	$1,831,051	$5,789,146

9

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2009

NOTE C.  FAIR VALUE MEASUREMENTS (Continued)

Level 3 Gains and Losses:

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2009.

	Level 3 Assets

	Year Ended December 31, 2009

	Guaranteed
	Investment	Participant
	Contract	Loans

Balance, beginning of year	$1,630,488	$200,563
Realized gains/(losses)	-	-
Unrealized gains/(losses) relating to instruments still held
at the reporting date	-	-
Purchases, sales, issuances and settlements (net)	(45,319)	(75,415)
Balance, end of year	$1,585,169	$125,148

NOTE D.  INVESTMENTS

The Plan's investments are held by Prudential at December 31, 2009 and 2008, respectively.  The following table presents the fair value of the investments that represent 5.0% or more of the Plan's net assets are separately identified.

	December 31,	December 31,
	2009	2008
Market Value of Investments	Fair Value	Fair Value

Investment at fair value as determined by Prudential
Guaranteed Income Fund	$1,585,169	$1,630,488
Dryden S&P 500 Index Fund	1,369,109	1,066,405
Core Bond Fund	403,431	371,307
Balanced Fund	943,545	699,502
Large Cap Value Fund	975,836	815,779
Associated Estates Realty Corporation Stock	556,967	383,703
Other	995,260	821,962

	$6,829,317	$5,789,146

10

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2009

During the year ended December 31, 2009, the Plan's investments (including investments bought, sold and held during the year) appreciated in value by $1,021,492 as follows:

Pooled separate accounts	$883,465
Common Stock	138,027

$1,021,492

NOTE E.  INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan includes a guaranteed income fund, which holds a fully benefit-responsive synthetic guaranteed investment contract with Prudential Retirement Insurance & Annuity Company ("PRIAC").  PRIAC maintains the contributions in an insurance company issued general account evergreen group annuity spread product.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The Plan owns a promise to pay interest at crediting rates, which are announced in advance and guaranteed for a specified period of time as outlined in the group annuity insurance contract.  There are not any specific securities in the general account that back the liabilities of this annuity contract.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Contract value approximates fair value at December 31, 2009 and 2008.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment contract at contract value.  There are no events known to us which are probable of occurring which would limit the ability of the Plan to transact at contract value with participants.  The average yield and crediting interest rates were 2.10% and 2.65% for 2009 and 2008, respectively.  The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero percent.  Such interest rates are reviewed on a semi-annual basis for resetting.

NOTE F.  PARTICIPANT NOTES RECEIVABLE

During 2009, the Plan made loans to various employees from their respective interests in the Plan.  These loans and loans made in prior years bear interest at rates varying from 4.25% to 9.25%, and are being amortized over the terms of the loans with bi-weekly payments of principal and interest.  The notes have maturity dates equal to or less than five years (ten years if the loan funds are utilized to purchase a primary residence) from the date of the notes, face value equal or greater than $1,000, and do not exceed 50 percent of the present value of the borrowers' interest in the Plan.

11

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2009

NOTE G.  PLAN TERMINATION

Although it has not expressed any intent to do so, the companies participating in the Plan have the right to discontinue their matching contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE H.  PARTY IN INTEREST TRANSACTIONS

For the year ended December 31, 2009, the Plan purchased AERC common stock at a cost of $97,775.  The fair value of AERC common stock included in investments at December 31, 2009 and 2008 was $556,967 and $383,703, respectively.

Certain Plan investments are units of pooled separate accounts managed by Prudential.  Prudential is a trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.  Fees paid by the Plan to Prudential for the investment management services provided by Prudential for the years ended December 31, 2009 and 2008, amounted to $3,991 and $3,270, respectively.

At December 31, 2009 and 2008, the Plan's participants had loans of $125,148 and $200,563, outstanding, respectively, which were secured by their account balances.

NOTE I.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements for the year ended December 31, 2009 to the Form 5500:

	December 31,	December 31,
	2009	2008

Net assets available for plan benefits per the
financial statements	$6,795,597	$5,770,172

Excess contributions refundable	33,720	18,974

Net assets available for plan benefits per Form 5500	$6,829,317	$5,789,146

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2009 to Form 5500:

Benefits paid to participants per the financial statements	$796,259

2008 excess contributions refundable	18,974

2009 excess contributions refundable	(33,720)

Benefits paid to participants per Form 5500	$781,513

12

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2009

Note J.  EXCESS CONTRIBUTIONS

As of December 31, 2009 and 2008, refunds of contributions totaling $33,720 and $18,974, respectively, had been recorded as a liability to certain employees in order to pass the Average Deferral Percentage test under Section 401(a) of the IRC.

13

SUPPLEMENTAL INFORMATION

14

The AERC 401(K) Savings Plan and Trust

FORM 5500 SCHEDULE H – ITEM IV(I)

SCHEDULE OF ASSETS HELD (AT END OF YEAR)

December 31, 2009

Identity of			Interest	Fair
Party Involved	Description	Maturity	Rate	Value

*Prudential	Guaranteed Income Fund	N/A	N/A	$1,585,169

*Prudential	S & P 500 Index Fund	N/A	N/A	1,369,109

*Prudential	Large Cap Value Fund	N/A	N/A	975,836

*Prudential	Lifetime Balanced Fund	N/A	N/A	943,545

*AERC	Associated Estates Realty Corporation Common Stock	N/A	N/A	556,967

*Prudential	Core Bond Fund	N/A	N/A	403,431

*Prudential	International Growth/Artisan Partners Fund	N/A	N/A	242,217

*Prudential	Ivy Small Cap Growth Fund	N/A	N/A	148,790

*Prudential	Mid Cap Value	N/A	N/A	106,240

*Prudential	T Rowe Price GR Stock R Shr	N/A	N/A	84,052

*Prudential	High Yield Bond/Caywood-Scholl Fund	N/A	N/A	93,474

*Prudential	Lifetime Growth Fund	N/A	N/A	63,266

*Prudential	Lord Abbett Affiliated Fund	N/A	N/A	53,426

*Prudential	Lifetime Aggressive	N/A	N/A	36,566

*Prudential	American Century Equity Income Fund	N/A	N/A	19,599

*Prudential	Lifetime Conservative	N/A	N/A	3,386

*Prudential	Lifetime Income & Equity	N/A	N/A	4,824

*Prudential	Government SEC/PIM Fund	N/A	N/A	3,948

Pioneer	Emerging Markets	N/A	N/A	10,324

*Participant Loans	Participant Loans	Various	Various	125,148

*Represents a party-in-interest

15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the following individuals have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Signature	Title	Date

/s/ Jeffrey I. Friedman	Individual	June 28, 2010
Jeffrey I. Friedman

/s/ Lou Fatica	Individual	June 28, 2010
Lou Fatica

/s/ Daniel E. Gold	Individual	June 28, 2010
Daniel E. Gold

16